Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC.

NOTICE OF CHANGE OF AUDITORS

TO:	BF Borgers CPA PC

AND TO:	Reliant CPA PC

AND TO:	the British Columbia Securities Commission the Ontario Securities Commission

TAKE NOTICE THAT:

(a)	BF Borgers CPA PC, the former auditors of BYND Cannasoft Enterprises Inc. (the “Corporation”) tendered their resignation at the request of the Corporation effective January 16, 2023 and the Board of Directors of the Corporation has appointed Reliant CPA PC, as successor auditors in their place, effective as of January 16, 2023

(b)	the former auditors of the Corporation were requested to resign by the Corporation;

(c)	the resignation of BF Borgers CPA PC and the appointment of Reliant CPA PC in their place have been approved by the Audit Committee and the Board of Directors of the Corporation;

(d)	there have been no reservations contained in the former auditors’ reports on any of the financial statements of the Corporation for the period from December 31, 2022 to January 12, 2023; and

(e)	there are no reportable events (as defined in section 4.11(7)(e) of National Instrument 51- 102).

DATED at Vancouver, British Columbia this 16 day of January, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

“Yftah Ben Yaackov”, Chief Executive Officer